SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Swofford, Gary B. (Last) (First) (Middle) 411 108th Avenue NE, 15th Floor (Street) Bellevue, WA 98004-5515 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Puget Energy, Inc. PSD 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 2001 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President & COO Delivery of Puget Sound Energy, Inc.
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common				2,007.5863	D
Common				9,075.0230	I	By 401(k)

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Swofford, Gary B. - December 2001
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
LTIP	$0.000 (1)	02/21/2001	A	(A) 14,408.000	12/31/2004 | 12/31/2004	Common - 14,408.000		14,408.000	D
LTIP	(1)	12/31/2001	J (2)	(D) 2,900.000	12/31/2001 | 12/31/2001	Common - 2,900.000		0.000	D
PSE Deferred Compensation Plan (3)	$0.000 (4)	12/31/2001	I (5)	(A) 387.642		Common - 387.642		14,187.736	D
Restricted Stock Units	$0.000 (4)	12/31/2001	I (6)	(D) 400.782	12/31/2001 | 12/31/2001	Common - 400.782		0.000	D
LTIP	$0.000 (1)				12/31/2003 | 12/31/2003	Common - 12,240.000		12,240.000	D
LTIP	$0.000 (1)				12/31/2002 | 12/31/2002	Common - 8,680.000		8,680.000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Gary B. Swofford Page 2 SEC 2270 (3-99)

Swofford, Gary B. - December 2001
Form 5 (continued)
FOOTNOTE Descriptions for Puget Energy, Inc. PSD

Form 5 - December 2001

Gary B. Swofford
411 108th Avenue NE, 15th Floor

Bellevue, WA 98004-5515
Explanation of responses:

 (1)   LTIP Share Grants under the Puget Sound Energy Long-Term Incentive Plan for Officers and Key Employees of the Company and its subsidiaries. LTIP Shares are paid in Puget Energy stock when vested in an amount ranging from zero to 175% of LTIP Share Grants.
(2)   0 shares were awarded for the 1998-2001 LTIP cycle grants. Outstanding share grants were forfeited.
(3)   Phantom share units deferred in the Puget Sound Energy Deferred Compensation Plan.
(4)   One common share will be received for each stock unit.
(5)   This transaction reflects the vesting of phantom share units in the Deferred Compensation Plan.
(6)   1996-99 LTIP share award that was restricted until 12/31/01. The original award was vested in the Deferred Compensation Plan and dividend equivalents for 2000 and 2001 were paid in stock and cash.

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